LICENSE AGREEMENT

BETWEEN

LABOPHARM INC.

LABOPHARM EUROPE LIMITED

AND

AZIENDE CHIMICHE RIUNITE ANGELINI FRANCESCO – A.C.R.A.F. S.P.A.

In conformity with paragraph 12.2(3) of National Instrument 51-102 respecting Continuous Disclosure Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to revenue sharing, supply prices and other confidential commercial terms.

TABLE OF CONTENTS

LICENSE AGREEMENT

BETWEEN: **LABOPHARM INC.**, a company duly constituted under the laws of Quebec, having a principal place of business located at 480 Armand-Frappier Boulevard, Laval, Quebec, H7V 4B4;

(hereinafter referred to as "**Labopharm, Inc.**")

AND: **LABOPHARM EUROPE LIMITED**, a company duly constituted under the laws of Ireland, having a principal place of business located at the Seapoint Building, 44 Clontarf Road, Dublin 2, Ireland;

(hereinafter referred to as "**LEL**")

(collectively referred to as "**Labopharm**")

AND: **AZIENDE CHIMICHE RIUNITE ANGELINI FRANCESCO – A.C.R.A.F. S.P.A** - a company with only one shareholder under direction and coordination of Finaf S.p.A. - incorporated under the laws of Italy, and having a principal place of business at V.le. Amelia 70, 0081 Rome, Italy;

(hereinafter referred to as "**Angelini**");

WHEREAS all terms written with capital letters in the Whereas are to be considered as those defined hereunder in this agreement; and

WHEREAS Labopharm has a certain drug delivery technology which has been demonstrated to be effective in controlling the release of drug, allowing for reduced dosing, improved compliance and safer, more efficacious treatment (the "**Contramid® Technology**" as further set out below).

WHEREAS on 30/01/2004 – 02/02/2004, Labopharm Inc. and Angelini signed a Feasibility Agreement according to which the parties agreed that Labopharm Inc. would conduct certain feasibility studies to develop certain formulations of a pharmaceutical product resulting from the combination of trazodone with Labopharm's Contramid® Technology; and

WHEREAS the parties have conducted certain feasibility studies and Labopharm – also according what is provided in the Feasibility Agreement - has developed certain formulations of a pharmaceutical product resulting from the combination of trazodone with Labopharm's Contramid® Technology (the "**Product**", as further defined below); and

WHEREAS according the Feasibility Agreement, Labopharm made the application for the Angelini Patents acknowledging that the relevant ownership and holdership is of Angelini that Labopharm is obliged to transfer the mentioned Angelini Patents to Angelini; and

WHEREAS the parties wish both of the Parties continue the development of the Product and to allocate amongst them the rights and responsibilities relating to the commercialization of the Product in various jurisdictions, and to grant to one another the relevant permissions, rights and licences in order to facilitate such commercialization of the Product, all as set out herein;

NOW THEREFORE, in consideration of the premises and the mutual covenants and obligations herein contained, the parties hereto agree as follows:

1. DEFINITIONS

All words, terms and expressions used in this Agreement shall have the meaning ascribed to them in standard English language dictionaries. However, where this Agreement specifically defines a word, term or expression, that definition shall be used and shall govern, whether the word or term is used in the singular or plural.

1.1 **"Affiliates"** means any Person controlled by, controlling or under common control with any party to this Agreement. For the purpose of this definition, the word "control" shall mean direct or indirect beneficial ownership of more than fifty percent (50%) of the voting power of, or more than a fifty percent (50%) interest in the income of such Person and/or the direct or indirect ability or power to direct or cause the direction of management policies of such Person or otherwise direct the affairs of such Person, whether through ownership of voting securities or otherwise. The duties and obligations of the parties hereto shall be the duties and obligations of their Affiliates.

1.2 **"Agreement"** means this License Agreement, together with all schedules hereto, which shall form an integral part hereof.

1.3 **"Angelini Territory"** means the countries listed in **Schedule B2**;

1.4 **"Angelini Patents"** means the Trazodone Patents in the Angelini Territory, as further set out in **Schedule A2**;

1.5 **"Calendar Quarter"** means the respective periods of three (3) consecutive months ending on the last day of March, June, September, and December.

1.6 **"Calendar Year"** means a period of twelve (12) months in the Gregorian calendar, from January 1 and ending on December 31.

1.7 **"Confidential Information"** means any and all oral, written, visual and demonstrated information, idea or data disclosed by one party (the **"Disclosing Party"**) to the other party (the **"Receiving Party"**) or its agents during this Agreement relating to the Disclosing Party's business and those of its suppliers and customers including, but not

limited to, designs, technology, technical documentation, product or service specifications or strategies, marketing plans, pricing information, financial information, information relating to existing, previous and potential suppliers, customers and contracts, samples, biological materials, inventions, applications, methodologies and other know-how. However, "Confidential Information" does not include any such information, idea or data that:

1.7.1 was known to the Receiving Party prior to its disclosure by the Disclosing Party to the Receiving Party as evidenced by written records of the Receiving Party antedating such disclosure; or

1.7.2 is disclosed to the Receiving Party by a Third Party who did not acquire the Confidential Information directly or indirectly, from the Disclosing Party and who was entitled to so disclose such information to the Receiving Party; or

1.7.3 is part of the public domain or the subject of public knowledge at the date of disclosure by the Disclosing Party; or

1.7.4 becomes part of the public domain or the subject of public knowledge after the date of disclosure by the Disclosing Party through no act or failure to act on the part of the Receiving Party.

1.8 **"Contramid® Technology"** means Labopharm's proprietary high amylose starch matrix formulation technology for drug delivery.

1.9 **"Contramid® Improvement Patents"** means the Patents relating to the improved formulation of Contramid, as further described and set out in **Schedule A1**;

1.10 **"Distribute" or "Distribution"** means to import, market, promote, sell or otherwise distribute;

1.11 **"Effective Date"** means the date of the last signature of this Agreement by both of the Parties;

1.12 **"Feasibility Agreement"** means the agreement signed on 30/01/2004 – 02/02/2004 by Acraf and Labopharm Inc.;

1.13 **"ICC"** has the meaning ascribed thereto in Section 18.1 hereof.

1.14 **"Improvements"** means any development and /or improvement whether patentable or not patentable relating to any of the Patents described in this Agreement as well as the Product that may be made during the term of this Agreement, insofar as they are relevant to the Product.

1.15 **"Know How"** means all Labopharm and/or any Labopharm's Affiliate property rights and all Labopharm and/or any Labopharm's Affiliate interests of every nature in, to or covering information and materials including but not limited to, technology, experience, discoveries, manufacturing processes (solely as required to make and use the Product), formulae, data (including but not limited to all preclinical, clinical, toxicological and pharmacological data), structure activity relationships and trade secrets relating to or

incorporating the Contramid® Technology, to the extent that such property rights are of such a legal status and nature as to permit them to be lawfully licensed.

1.16 **"Labopharm's Net Sales"**, shall mean the sales of Labopharm or its Affiliates directly into the market in the Labopharm Territory, (and not to a Sublicensee or marketing partner from whom Labopharm would also receive a royalty) less the deductions set out in the definition of Net Sales.

1.17 **"Labopharm Patents"** means all relevant Patents owned or controlled by Labopharm and/or any Labopharm's Affiliate during the term of this Agreement which cover the Product, including without limitation, the Trazodone Patents in certain jurisdictions, as well as the Contramid Improvement Patents, which Patents are listed in **Schedule A1** hereto.

1.18 **"Labopharm Territory"** shall mean the countries set out in **Schedule B1**.

1.19 **"Marketing Approval"** shall mean all allowances, licenses, permits, registrations, authorizations and approvals required to be granted by the appropriate national, international and local regulatory agency, department, bureau or other governmental entity within a country necessary to market and sell the Product therein;

1.20 **"Net Sales"** means all amounts invoiced to a Third Party customer in respect of sales of the Product, less:

(a) trade, quantity, and cash discounts, including charge-backs

(b) credits, rebates (including those to managed-care entities and government agencies), and allowances or credits to customers on account of rejection or returns (including, but not limited to, wholesaler and retailer returns) or on account of retroactive price reductions affecting such Product

(c) freight, postage, transportation insurance, packaging materials for dispatch of Product, and duties

(d) sales and excise taxes, other consumption taxes, customs duties and compulsory payments to governmental authorities and any other governmental charges imposed upon the sale of such Product to Third Parties.

1.21 **"Patents"** means, in any jurisdiction, any patents, applications, divisions, patents of addition, reissues, re-examinations or extensions of any of the foregoing, including any continuations or continuations-in-part.

1.22 **"Person"** means an individual, corporation, partnership, joint venture, trust, unincorporated organization, government or any agency or instrumentality thereof or any other entity recognized by law.

1.23 **"Product"** means any pharmaceutical product containing both Trazodone and Contramid®.

1.24 **"Schedules"** means the schedules to this Agreement, unless otherwise specified, and the following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be part hereof:

Schedule	Description
Schedule A1	Labopharm Patents
Schedule A2	Angelini Patents
Schedule B1	Labopharm Territory
Schedule B2	Angelini Territory
Schedule C	Labopharm Research and Development Costs

1.25 **"Specifications"** means the technical specifications of Trazodone, to be set out in the Supply Agreement to be entered into between the parties at the relevant time;

1.26 **"Sublicensee"** means a Person to whom a party has sublicensed its right to develop, sell and/or promote a Product in one (1) or more countries of the relevant Territory, as permitted hereunder.

1.27 **"Supply Agreement"** means the agreement to be entered into by the parties at the relevant time with respect to the supply of Trazodone;

1.28 **"Third Party"** means any Person other than a party hereto or an Affiliate of any party hereto.

1.29 **"Trade-Mark"** has the meaning ascribed hereto in Section 10 hereof.

1.30 **"Trazodone"** means the active pharmaceutical ingredient, trazodone;

1.31 **"Trazodone Market Price"** shall mean the price of Trazodone (in US dollars) in the U.S.A. supplied by an FDA approved plant with the same Specifications as Trazodone supplied by Angelini pursuant to the Supply Agreement;

1.32 **"Trazodone Patents"** shall mean the Patents relating only to the combination of trazodone with the Contramid® Technology and covering the Product as set out in **Schedules A1** and **A2**;

1.33 **"Valid Claim"** a claim in any Angelini Patent or Labopharm Patent and any patentable Improvements thereto, which claim has not been disclaimed, revoked or held invalid by a final unappealable decisions of a court of competent jurisdiction, and which claim, if

issued, is otherwise enforceable.

2. INTELLECTUAL PROPERTY OWNERSHIP & LICENSE

2.1 Subject to the terms of this Agreement, Labopharm hereby transfers and assigns to Angelini all rights, title and interest which it may now have – in this case on the Effective Date - or in the future acquire in and to the Trazodone Patents, only for the countries in the Angelini Territory, being Labopharm obliged to sign all the documents needed to complete the mentioned transfer of ownership.

Upon the issuance of such Trazodone Patents, Angelini shall reimburse Labopharm for all costs incurred by Labopharm in the patenting process related thereto, upon production of appropriate documentation by Labopharm, only with reference to the countries in the Angelini Territory and deducting all the amounts provided in the following Section 6.1.

2.2 Subject to the terms of this Agreement, Angelini hereby transfers and assigns to Labopharm all rights, title and interest which it may now have – in this case on the Effective Date - or in the future acquire in and to the Trazodone Patents, only for the countries in the Labopharm Territory, being Angelini obliged to sign all the documents needed to complete the mentioned transfer of ownership.

2.3 Subject to the terms of this Agreement, Labopharm hereby grants to Angelini, for the term of this Agreement, an exclusive, revenue-sharing-free license, in the Angelini Territory, under the Labopharm Patents, the Contramid® Technology and the Know How as well as under any Improvements of any Patents insofar as they cover the Product and only to the extent necessary to manufacture and Distribute the Product in the Angelini Territory including, the right to make, use, offer for sale, sublicense (as provided in the Section 3), import and sell the Product in the Angelini Territory.

2.4 Angelini shall have no rights under the Contramid® Technology, the Labopharm Patents or the Know-How except as expressly granted under this Section 2.

2.5 With respect to any country within the Angelini Territory, the relevant country's rights and licenses granted herein by Labopharm shall expire and revert to Labopharm in the event that Angelini fails to commercialize the Product therein within 12 months from the date of publishing on the relevant Public Journal of the Marketing Approval, obtained by Angelini, including price approval accepted and reimbursed. Angelini shall make the relevant submissions in timely fashion.

3. GRANT OF RIGHT TO SUBLICENSE

3.1 Angelini shall have the right to sublicense to Affiliates or Third Parties, all or part of the licence rights granted to Angelini under Section 2 hereof in the Contramid® Technology and the Labopharm Patents, subject to the provisions hereof.

3.2 Within thirty (30) days after the execution of a sublicense agreement, as authorized herein, Angelini shall notify Labopharm of the name of the relevant Sublicensee

26

3.3 All sublicenses granted by Angelini as authorized herein shall impose obligations, responsibilities and standards upon any Sublicensee that, in all material respects, are not less than those imposed on Angelini hereunder. Each sublicense agreement shall specifically reference this Agreement and all rights retained by Labopharm or required to be granted back to Labopharm from Angelini or the Sublicensee. Without limiting the generality of the above, each sublicense agreement shall specifically provide that upon termination according to the provision of the following Art.15.2 of this Agreement, the sublicense shall, immediately terminate with the consequences described in the following Art.15.3. In addition, Angelini shall ensure that each sublicense agreement complies with the terms of Section 8 hereof.

3.4 No sublicense agreement entered into between Angelini and any Sublicensee, as authorized herein, shall relieve Angelini of any of its obligations under this Agreement.

4. LABOPHARM SPECIFIC RESPONSIBILITIES

In addition to all other responsibilities set forth herein, Labopharm shall:

4.1 develop the formulation for the Product;

4.2 conduct and pay for all its activities and costs associated with the development and commercialization of the Product in the Labopharm Territory;

4.3 prepare and make all regulatory submissions for clinical studies and approvals of the Product(s) in the Labopharm Territory and be solely responsible for the costs associated therewith

4.4 apply for, obtain and hold Marketing Approval applications for the Product in the Labopharm Territory. Labopharm shall obtain all government and health authority approval which are required for the Product to be manufactured and offered for sale in the Labopharm Territory, including the Marketing Approvals and any other authorizations as may be required for the manufacture, importation, pricing, reimbursement and sale of Products in the Labopharm Territory

4.5 keep Angelini informed on a timely basis of the progress, results and data or reports of any of the above mentioned clinical studies and registration procedures.

4.6 provide to Angelini:

1) on the Effective Date if are already obtained or promptly after the date on which they will be obtained, all data obtained by Labopharm in the conduct of the activities mentioned in the previous Sections from 4.1 up 4.4, including data required for the transfer of the manufacturing of the Product in order to support Angelini's ability to obtain Marketing Approvals in the Angelini Territory and

2) on the Effective Date, copies of the Labopharm Patents, of the Contramid® Technology and of the Know How insofar as they cover the Product and only to the extent necessary to manufacture and Distribute the Product in the Angelini

Territory

Should additional clinical studies be necessary in order for Angelini to obtain the Marketing Approvals, Angelini shall be solely responsible for the costs associated, except Labopharm will supply Contramid free of charge as provided in the following Art.4.9..

4.7 consult Angelini in a timely fashion on issues which could adversely affect Angelini's existing or potential business in respect of the Product, including without limitation the registration or regulatory status of the Product. Such consultation shall be limited to this issue only. In the event of dispute the issue will be resolved in accordance with the provisions of Section 18 hereof (Dispute Resolution)

4.8 be responsible for all post-approval regulatory compliance, pharmacovigilance, sales and marketing activities for the Products in the Labopharm Territory.

4.9 supply, at no cost to Angelini, sufficient quantities of Contramid® up to 500 kg, to enable Angelini to manufacture sufficient quantities of the Product to enable Angelini to complete development of the Product and to obtain Regulatory Approvals and Marketing Approvals for the Angelini Territory;

4.10 manufacture or have manufactured the quantities of Product(s) required to perform all the clinical and non-clinical studies required for approval of the Product in the Labopharm Territory;

4.11 grant to Angelini a first option but not an obligation to supply commercial Product provided that Angelini has the relevant approvals, including but not limited to FDA approval, and further provided that its transfer price is competitive;

4.12 if requested by Angelini and at a price and terms to be agreed upon in a separate Supply Agreement, either

(1) manufacture or have manufactured and supply to Angelini commercial quantities of the Product or

(2) provide Angelini with Contramid® sufficient to enable Angelini to manufacture the quantities of the Product

both required to meet Angelini's needs according to rights granted to Angelini under Section 2 and 3 hereof and at a transfer price and terms to be agreed upon in a separate Supply Agreement, (Redacted)

4.13 maintain and prosecute all relevant Labopharm Patents;

4.14 make all revenue-sharing payments to Angelini called for in this Agreement;

share with Angelini all pharmacovigilance information Labopharm possesses with respect to the

Labopharm Territories, and shall establish, conduct and maintain pharmacovigilance programs in accordance with all relevant laws and regulations, as well as industry standards therein

5. ANGELINI SPECIFIC RESPONSIBILITIES

In addition to all other responsibilities set forth herein, Angelini shall:

5.1 conduct and pay for all its activities and costs associated with the commercialization of the Product in the Angelini Territory;

5.2 prepare and make all regulatory submissions for clinical studies and approvals of the Product(s) in the Angelini Territory, if required in addition to the data provided by Labopharm in order for Angelini to obtain Marketing Approvals for the Angelini Territory. Shall be solely responsible for the costs associated therewith, however, Angelini shall not conduct any such additional clinical studies without prior written approval of Labopharm to be notified Angelini within 30 (thirty) days from the date on which Angelini informs Labopharm about its intention to make these studies. In any case, parties agree that the Labopharm's approval can not be unreasonably denied.. Angelini shall keep Labopharm informed on a timely basis of the progress, results and data or reports of any such additional clinical studies, and shall provide to Labopharm promptly all data obtained by Angelini in the conduct of such activities

5.3 apply for, obtain and hold Marketing Approval applications for the Product in the Angelini Territory. Angelini shall obtain all government and health authority approvals which are required for the Product to be manufactured and offered for sale in the Angelini Territory, including the Marketing Approvals and any other authorizations as may be required for the production, importation, pricing, reimbursement and sale of Products in the Angelini Territory.

5.4 consult Labopharm in a timely fashion on issues which could adversely affect Labopharm's existing or potential business in respect of the Product, including without limitation the registration or regulatory status of the Product. Such consultation shall be limited to this issue only. In the event of dispute the issue will be resolved in accordance with the provisions of Section 18 hereof (Dispute Resolution);

5.5 be responsible for all post-approval regulatory compliance, pharmacovigilance, sales and marketing activities for the Products in the Angelini Territory.

5.6 supply, at no cost to Labopharm, sufficient quantities of the active pharmaceutical ingredient, Trazodone up to 500kg, to enable Labopharm to manufacture sufficient quantities of the Product to enable Labopharm to complete development of the Product and to obtain Regulatory Approvals and Marketing Approvals for the Labopharm Territory;

5.7 supply - during the period of 24 (twenty four) months starting from the date of launch of the Product made directly by Labopharm and/or undirectly by any Labopharm Sublicensee in the Labopharm Territory - at a price and terms to be agreed upon in a

separate Supply Agreement, commercial quantities of Trazodone sufficient to meet Labopharm's forecasted needs; (Redacted)

5.8 manufacture or have manufactured commercial quantities of the Product required to meet Angelini's needs according to rights granted to Angelini under Section 2 and 3 hereof;

5.9 share with Labopharm all pharmacovigilance information Angelini possesses with respect to the Angelini Territories, and shall establish, conduct and maintain pharmacovigilance programs in accordance with all relevant laws and regulations, as well as industry standards therein

6. REVENUE-SHARING

6.1 In consideration for this Agreement, Labopharm shall make revenue-sharing payments to Angelini based on (Redacted)

The payments under 6.3.a).1 shall be due to Angelini by Labopharm, starting (Redacted) in the Labopharm Territory. The payments under 6.3 a).2 and 6.3 a).3, shall be due starting (Redacted)

all of its fully burdened research and development and patenting costs associated with the Product, as set out in Schedule C hereto. **Schedule C** sets out an amount including costs incurred to date, as well as an estimate of further costs which will be required in order to complete the research, development and patenting associated with the Product (hereinafter referred to as "**Amount**"). Such Amount shall be subject to amendment by Labopharm in the event of actual changes thereto, which changes shall be documented and notified to Angelini in writing by Labopharm and audited subject to the procedure described in the following art.6.6 and 6.7.

The payments under 6.3.b) shall be due to Angelini by Labopharm starting (Redacted) in the Labopharm Territory and until the end of the following 24 (twenty four) months period. After the expiration of this period Parties agree to negotiate in good faith a possible new royalty.

Parties agree that the royalty described in the previous third paragraph of this article – and calculated as provided in the following Art.6.3.b) - must be added to the royalty described in the second paragraph of this article – and calculated as provided in the following Art.6.3.a) - when the circumstance to consider the relevant payment of this last kind of royalty will occur.

6.2 Labopharm's obligation to pay royalties to Angelini shall continue until the expiry of the last to expire Valid Claim in the United States of America.

6.3 The revenue-sharing rate shall be:

(Redacted)

6.4 Within thirty (30) days after the execution of any sublicense agreement, as authorized herein, Labopharm shall notify Angelini the name of the relevant Sublicensee as well as all the relevant economic provisions including the possible royalties due by any Labopharm Sublicensee to Labopharm.

6.5 Labopharm shall keep, at its own expense, for one (1) year after Product launch in the Labopharm Territory, books of account in accordance with GAAP (generally accepted accounting principles), detailing all data necessary to calculate and audit any research, development and patenting costs associated with the Product as mentioned in the previous Art.6.1. No more than once during the year after Product launch in the Labopharm Territory, should Angelini so request, records shall be open during normal business hours

for inspection and audit by a duly authorized independent chartered accountant agreed between the Parties, to ascertain the accuracy of the mentioned costs provided that a sixty (60) business day advance notice shall be given to Labopharm. Such audit shall be conducted at Angelini's expense, and under conditions of strict confidentiality. The outcome of such examination will be binding on both parties.

7. PAYMENT TERMS AND REPORTING

7.1 Labopharm shall pay any amounts due to Angelini under this Agreement in **US dollars.**

7.2 When calculating Net Income for each Calendar Quarter, the amount of such sales in foreign currencies shall be converted into **US dollars** using the average rate of exchange during such Calendar Quarter as posted by the ~~[insert reference bank]~~ Bank of Canada.

7.3 All revenue-sharing payments due to Angelini under this Agreement shall be paid quarterly within sixty (60) days following the end of each Calendar Quarter of the Calendar Year in which such payment accrues. All revenue-sharing payments shall be remitted to Angelini's address given in the notification provision of this Agreement or to such other address as Angelini shall direct. Such payment may be made, with Angelini's prior permission, to an account of Angelini by inter bank transfer.

7.4 Labopharm shall keep, at its own expense, during the term of this Agreement and for three (3) years after its expiry or termination, books of account in accordance with GAAP (generally accepted accounting principles), detailing all data necessary to calculate and audit any payments due to Angelini under this Agreement. No more than once per Calendar Year, should Angelini so request, records shall be open during normal business hours during the term of this Agreement and thereafter, , for inspection and audit by a duly authorized independent chartered accountant agreed between the Parties, to ascertain the accuracy of the payments made in the previous Calendar Year, provided that a sixty (60) business day advance notice shall be given to Labopharm. Such audit shall be conducted at Angelini's expense, and under conditions of strict confidentiality.

7.5 The outcome of such examination will be binding on both parties. If any such examination determines any underpayment, a correcting payment or refund of amounts will be made within thirty (30) days after receipt of the accountant's report described above. In the event of any overpayment, such amount shall be credited against future payments

7.6 Each payment made to Angelini by Labopharm shall be accompanied by a written report summarizing, in sufficient detail to allow Angelini to verify all payment amounts, the data used to calculate the amounts paid.

8. INTELLECTUAL PROPERTY

8.1 Angelini acknowledges that Labopharm owns all rights, title and interest in and to the Contramid® Technology, the Labopharm Patents and the Know-How, subject to the license granted to Angelini hereunder.

8.2 According to what is provided in the previous Section 2.4, Labopharm acknowledges that

Angelini owns all rights, title and interest in and to the Angelini Patents as well as any Improvements referred to the Angelini Patents and/or to the Products with reference to the Angelini Territory.

8.3 Each of the parties will promptly notify the others of any and all infringements or alleged infringements of the Contramid® Technology, the Angelini Patents, the Labopharm Patents or the Know-How in the Angelini Territory or the Labopharm Territory. Upon receipt of such notification by Angelini or upon notification by Labopharm to Angelini of instances of infringement, Labopharm, in respect of the Labopharm Patents, or Angelini, in respect of the Angelini Patents may at its own discretion, institute and prosecute proceedings against any third party to stop such infringement. The parties hereby undertake to cooperate fully with one another, in providing all available information and reasonable assistance as may be required to investigate and, at the option and discretion of the party owning such patents, to prosecute such infringement activities, each party to bear the expenses associated with the defense and enforcement of its own patents. Labopharm shall be entitled to recover any amounts awarded as a result of such proceedings or action in respect of the Labopharm Patents, and Angelini shall be entitled to recover any amounts awarded as a result of such proceedings or action in respect of the Angelini Patents, both after having reimbursed the other for any costs incurred as a result of providing assistance to the other in respect of such proceedings.

9. FILING, PROSECUTION AND MAINTENANCE OF PATENTS

9.1 With respect to all Trazodone Patents, Contramid® Improvement Patents, and Improvements to the Labopharm Patents, Labopharm shall have the exclusive right:

9.1.1 to file for patent applications relating to any invention deemed patentable included in the Trazodone Patents, Contramid® Improvement Patents and Improvements to the Labopharm Patents; provided, however, that Labopharm shall consult with Angelini with respect to countries in the Angelini Territory in which such patent applications should be filed;

9.1.2 to take all reasonable steps to prosecute all pending and new patent applications included within the Trazodone Patents, Contramid® Improvement Patents and the Improvements to the Labopharm Patents; and,

9.1.3 to maintain in force any patent included in the inventions, the Trazodone Patents, the Contramid® Improvement Patents and the Improvements to the Labopharm Patents by duly filing all necessary papers and paying any fees required by the patent laws of the particular country in which such letters patent were granted, provided that Angelini shall become responsible to maintain in force any patent assigned to Angelini under the terms of this Agreement, from the date of the assignment.

9.2 During the term of this Agreement and thereafter, Labopharm shall diligently undertake, and be solely responsible for, the preparation, filing, prosecution, and maintenance of the Labopharm Patents, and for the preparation, filing, and prosecution any of the Improvements referred to of the Angelini Patents, provided that Labopharm shall not be

obliged to prosecute or maintain any patent or patent application included in the Labopharm Patents or any of the Improvements referred to the Angelini Patents if, in the sole opinion of Labopharm, the costs of doing so are not warranted. In this case Parties agree that Angelini shall have the right to the prepare, file, prosecute, and maintain any of the Improvements referred to of the Angelini Patents

9.3 Upon issuance of any of the Improvements referred to the Angelini Patents, Labopharm shall assign such patent to Angelini, and from that date forward, Angelini shall be responsible for the maintenance, defense and enforcement of such Angelini Patent.

10. TRADE-MARKS

Each party shall be solely responsible for filing, prosecuting, and maintaining all trade-marks to be used in association with the Product in its respective Territory (the "**Trade-marks**"). All registrations, variations, logos, goodwill and other rights under or acquired through use of the Trade-marks shall accrue and belong to the party in whose Territory such Trade-Marks are to be used in conjunction with the Product. Unless otherwise agreed upon in a separate agreement, neither party shall have a right to use the Trade-marks of the other, provided that Angelini shall explicitly acknowledge that the Product contains Contramid used under licence from Labopharm.

11. REPRESENTATIONS AND WARRANTIES

Labopharm represents and warrants that:

11.1 it has full authority to enter into this Agreement;

11.2 it is not a party to or bound by any contract or any other obligation whatsoever that limits or impairs its ability to enter into this Agreement.

12. ANGELINI HEREBY REPRESENTS AND WARRANTS THAT:

12.1 it has full authority to enter into this Agreement;

12.2 it is not a party to or bound by any contract or any other obligation whatsoever that limits or impairs its ability to enter into this Agreement or to perform its obligations under this Agreement.

13. LIMITATION OF LIABILITY

LABOPHARM MAKES NO WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE LABOPHARM PATENTS, THE ANGELINI PATENTS, THE CONTRAMID TECHNOLOGY OR THE KNOW-HOW. LABOPHARM DOES NOT WARRANT THAT THE LABOPHARM PATENTS, THE ANGELINI PATENTS THE CONTRAMID TECHNOLOGY OR THE KNOW-HOW WILL BE ERROR FREE OR THAT THEY WILL MEET ANGELINI'S REQUIREMENTS. ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR PURPOSE ARE HEREY EXCLUDED, TO THE EXTENT PERMITTED BY APPLICABLE LAW.

14. INSURANCE

Each party shall maintain during the term of this Agreement, the following insurance coverage:

14.1 general liability insurance, which shall include coverage for bodily injury, property damage and contractual liability, in an amount of at least ten (10) million Euro dollars (€10,000,000); and

14.2 product liability insurance, in an amount of at least ten (10) million Euro dollars (€10,000,000);

14.3 Each party shall be named as an additional insured under the other's general liability and product liability insurance policies, which must (i) be taken out with a reputable insurance company; and (ii) stipulate that the insurance may not be cancelled or amended without prior written notification to the other party of at least thirty (30) days;

14.4 Each party may require the other to provide it with a certificate evidencing the said insurance and proof that the premiums have been paid.

15. TERM AND TERMINATION

15.1 Unless earlier terminated as provided herein, the term of this Agreement shall commence on the Effective Date and shall expire on the expiry of the last to expire Patent included in the Angelini Patents and the Labopharm Patents.

15.2 Either party may terminate this Agreement by written notice to the other upon the occurrence of any of the following events of default:

15.2.1 the breach or non-compliance by the other of a material obligation (other than its obligations to make revenue-sharing payments in accordance with the provisions hereof), undertaking, representation or warranty contained herein if such default is not remedied within sixty (60) days of a written notice to that effect if capable of being remedied and if not, immediately upon written notice of the non-curable default;

15.2.2 if the other files a petition in bankruptcy, assigns its assets to a trustee, is declared bankrupt following a request to that effect under the law or assigns its assets to its creditors or if any judgment is rendered on its assets;

15.2.3 if the other ceases to conduct business other than as a result of consolidation, sale of assets, reconstruction, merger, amalgamation, take over or other such event, provided that the other or its successors continue to market the Product and to make revenue-sharing payments and complies in all other respects with the terms of this Agreement.

15.3 Upon the termination of this Agreement:

15.3.1 all rights and licenses granted by one party to the other under this Agreement

shall terminate on the effective date of termination.

16. PUBLIC DISCLOSURES

16.1 The parties agree that each of Labopharm and Angelini shall have the right to issue a press release disclosing the signature of this Agreement, the general terms and the aggregate value thereof.

16.2 Notwithstanding anything to the contrary, Angelini and Labopharm may disclose the terms of this Agreement:

16.2.1 to underwriters, placement agents or investment bankers and to prospective purchasers of its securities in connection with a private or public financing of its operations; or

16.2.2 if such disclosure is required by any applicable laws, any stock exchange on which any of the securities of either party or any of its Affiliates are listed or posted for trading, or any securities commission or other similar regulatory authority having jurisdiction over such party or any of its Affiliates, and if such disclosure is required, the party making the disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure.

16.2.3 To prospective purchasers of the relevant assets of a party's business.

17. CONFIDENTIAL INFORMATION

17.1 The Receiving Party undertakes and agrees not to disclose or cause or permit Confidential Information of the Disclosing Party to be disclosed to any Third Party without first obtaining the written consent of the Disclosing Party.

17.2 The Receiving Party undertakes and agrees to use its best efforts, which efforts shall not be less than the efforts which it takes in respect of its own Confidential Information, and take all necessary precautions to ensure that the Confidential Information of the Disclosing Party is kept secure and does not become the subject of unauthorized disclosure.

17.3 The Receiving Party undertakes and agrees not to make or permit any use of the Confidential Information of the Disclosing Party other than as contemplated in this Agreement.

17.4 The Receiving Party undertakes and agrees to disclose the Confidential Information of the Disclosing Party to its employees on a "need to know" basis and take all necessary precautions to ensure that such employees shall comply with the requirements and restrictions of this Agreement as to such Confidential Information.

17.5 The Receiving Party shall return to the Disclosing Party all Confidential Information of

the Disclosing Party in permanent form received by it from the Disclosing Party and all copies and/or extracts therefrom and all abstracts thereof or notes pertaining thereto immediately upon written request from the Disclosing Party to that effect provided however that the Receiving Party may retain one copy thereof for legal compliance purposes or to ensure compliance with the terms of this Agreement.

18. DISPUTE RESOLUTION

18.1 In the event of a claim, disagreement or dispute (collectively, a "**Dispute**") between any of the parties hereto in relation to the validity or enforceability of this Agreement, the interpretation or application of any of the provisions of this Agreement, the enforcement of any such provisions or otherwise in respect of this Agreement or the termination thereof, then the parties hereto shall try to settle the Dispute amicably between themselves and failing settlement thereof within thirty (30) days, the Dispute, to the exclusion of any recourse before the courts of general jurisdiction, may be submitted by either party for arbitration in accordance with the applicable provisions of the then current commercial arbitration rules of the International Chamber of Commerce ("**ICC**").

18.2 The arbitral tribunal shall consist of three (3) arbitrators and shall have the exclusive authority to decide about the effectiveness of this arbitration clause.

18.3 The arbitration hearing shall be held in London, England, and shall be conducted in the English language.

18.4 The laws applicable to the merits of the Dispute shall be the laws of England.

18.5 The decision of the arbitrators shall be final and binding on the parties hereto and may be entered in any court having jurisdiction thereof.

18.6 Nothing herein shall prevent any party from seeking or obtaining any injunction or other extraordinary remedy pending resolution of the Dispute.

18.7 In the event of any inconsistency between the provisions of this Section and the rules of the ICC, then the provisions of this Section shall govern and prevail.

19. GENERAL PROVISIONS

19.1 Cooperation

The parties agree to cooperate with one another to ensure that each of them may have and enjoy to the fullest extent, all rights conveyed under this Agreement. If at any time after the date hereof any party, acting reasonably, requests further documents, instruments or assurances in order to carry out the provisions hereof, then the party(ies) from which such documents, instruments or assurances are requested shall promptly execute and deliver any such documents, instruments and assurances and do all things reasonably necessary to carry out the provisions hereof.

19.2 **Assignment**

The parties shall not assign their rights or obligations pursuant to this Agreement without the prior written consent of the others, which consent will not be unreasonably withheld, except that each party, without any prior written consent of the others may assign this Agreement to its Affiliates or in connection with a merger, consolidation or the sale of its business that includes the subject matter of this Agreement.

19.3 **Entire Agreement**

This Agreement constitutes the entire agreement and understanding among the parties regarding the matters set forth herein and replaces all prior contracts, agreements, commitments and understandings, verbal or written between the parties. Modification to this Agreement shall not be valid and binding unless set forth in writing and duly executed by the parties hereto.

19.4 **Waiver of Rights**

In order to be effective, any waiver, by either party, of any right under this Agreement, must be in writing signed by an authorized representative of the party making the waiver. No such waiver or failure of either party to enforce a right or strict performance under this Agreement shall be deemed to be a waiver or forbearance which would in any way prevent such party from subsequently asserting or exercising any such rights, making a claim not specifically waived, or requiring strict performance of this Agreement. No such waiver or failure to enforce shall affect the validity of this Agreement or be a continuing waiver excusing non-compliance with any provision of this Agreement in the future.

19.5 **Governing Laws**

This Agreement shall be governed by and construed in accordance with the laws of England, without reference to the conflict of laws principles and shall not be governed by the United Nations Convention of International Contracts on the Sale of Goods (Vienna Convention).

19.6 **Headings**

The section and subsection titles and headings contained in this Agreement are for convenience and reference only. Such titles and headings do not form a part of this Agreement, shall not define or limit the scope of the sections or subsections, and shall not affect the construction or interpretation of any of the sections or subsections.

19.7 **Notices**

All notices, reports, payments, requests, consents, demands and other communications between the parties, pertaining to subjects related to this Agreement, shall be in writing and shall be deemed duly given and effective in any of the following instances (i) when actually received by mail or personal delivery, or (ii) when mailed by prepaid registered or certified mail to the receiving party at the address set forth below, or to such other

address as may be later designated by written notice from either party to the other party on the fifth (5th) day following the deposit thereof in the mail, or (iii) when transmitted by facsimile, at the facsimile number of such receiving party set forth below, on the day of transmittal thereof or (iv) when mailed by overnight internationally recognized courier, on the following day:

Notification Address of Labopharm:

Labopharm Europe Limited

The Seapoint Building,

44 Clontarf Road,

Dublin 2, Ireland

Attention: General Counsel

Labopharm Inc.

480 Armand-Frappier Boulevard

Laval, Quebec H7V 4B4

Attention of: General Counsel

With a copy to: the relevant department, i.e., Accounting for payments

Facsimile:

Notification Address of Angelini:

[Angelini]
V.le. Amelia 70, 0081 Rome, Italy.
Attention of: Gian Luigi Maria Frozzi, MANAGING DIRECTOR

Facsimile:

With a copy to:

Facsimile:

19.8 **Change Of Address**

The parties shall give notice to the others of the change or acquisition of any address or telephone, facsimile or similar number.

19.9 **Successors And Permitted Assigns**

This Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

19.10 **Partial Invalidity (Severance)**

If any provision of this Agreement is held illegal, invalid or unenforceable by any competent authority in any jurisdiction, such illegality, invalidity or unenforceability shall not in any manner affect or render illegal, invalid or unenforceable such provision in any other jurisdiction or any other provision of this Agreement in any jurisdiction.

19.11 **Survival of Certain Provisions**

Those provisions hereof which by their nature should survive the termination or expiration of this Agreement, are hereby confirmed to so survive, in addition to those surviving by operation of law, including without limitation provisions relating to intellectual property ownership, confidentiality obligations, dispute resolution and termination and post-termination.

19.12 **Currency**

All references to currency herein are to **US dollars**.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in triplicate originals by their duly authorized representatives, effective the date first set forth above.

SIGNED IN LAVAL this 5th day of December, 2007

LABOPHARM INC.

Per: [signature]

Name: [illegible]

Title: President & CEO

SIGNED IN DUBLIN this 2ND day of DECEMBER 2007

LABOPHARM EUROPE LIMITED

Per: [signature]

Name: PLAYLE

Title: MD

SIGNED IN ROME this 22 day of NOVEMBER 2007

AZIENDE CHIMICHE REUNITE ANGELINI FRANCESCO – A.C.R.A.F. S.P.A.

Per: [signature]

Name: GIAN LUIGI MARIA FROZZI

Title: MANAGING DIRECTOR

SCHEDULE "A1"

LABOPHARM PATENTS (including any applications)

Contramid patents

Contramid Improvement Patents

Trazodone Patents (in the Labopharm Territory)

SCHEDULE "A2"

ANGELINI PATENTS (including any applications)

Trazodone Patents (in the Angelini Territory)

SCHEDULE "B1"

LABOPHARM TERRITORY

The Territory shall include all countries not set out on Schedule B2:

SCHEDULE "B2"

ANGELINI TERRITORY

The Territory shall include the following country or countries:

- Europe

Albania
Andorra
Armenia
Austria
Azerbaijan
Belarus
Belgium
Bosnia and Herzegovina
Bulgaria
Croatia
Cyprus
Czech Republic
Denmark
Estonia
Finland
France
Georgia
Germany
Greece
Hungary
Iceland
Ireland
Italy
Kazakhstan
Latvia
Liechtenstein
Lithuania
Luxembourg
Malta
Moldova
Monaco
Montenegro
Netherlands
Norway
Poland
Portugal
Republic of Macedonia
Romania
Russia
San Marino
Serbia
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey
Ukraine
United Kingdom
Vatican City

- Other countries

Japan

India

<u>Kyrgyzstan</u>

<u>Tajikistan</u>

<u>Turkmenistan</u>

<u>Uzbekistan</u>

SCHEDULE C

LABOPHARM RESEARCH AND DEVELOPMENT COSTS

[LABOPHARM to provide a statement of costs, as at the Effective Date, to be updated unilaterally by LABOPHARM upon written notice to ANGELINI, setting out any change and providing the explanation therefore according to what is provided in the Section 6.1..]